KSG ADVISORS, LLC
(FORMERLY KNOWN AS STAR AMERICA CAPITAL ADVISORS, LLC)
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2021

KSG ADVISORS, LLC
(FORMERLY KNOWN AS STAR AMERICA CAPITAL ADVISORS, LLC)
CONTENTS



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004　　Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
KSG Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KSG Advisors, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as KSG Advisors, LLC's auditor since 2021.

New York, NY

February 22, 2022

KSG ADVISORS, LLC
(FORMERLY KNOWN AS STAR AMERICA CAPITAL ADVISORS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	52,765
Accounts receivable		15,000
Prepaid expenses		1,166
Total Assets	$	68,931

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,200
Total Liabilities		1,200
Member's equity		67,731
Total Liabilities and Member's Equity	$	68,931

The accompanying notes are an integral part of these financial statements.

KSG ADVISORS, LLC
(FORMERLY KNOWN AS STAR AMERICA CAPITAL ADVISORS, LLC)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue		
Consulting and advisory fees	$	30,000
Expenses:		
Salaries and benefits		243,169
Professional fees		31,141
Occupancy		24,000
Technology, data and communications		4,543
Regulatory fees and expenses		3,036
Travel expenses		1,568
Other expenses		1,450
		308,907
Net (loss)	$	(278,907)

The accompanying notes are an integral part of these financial statements.

3

KSG ADVISORS, LLC
(FORMERLY KNOWN AS STAR AMERICA CAPITAL ADVISORS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Balance at December 31, 2020	$	26,436
Net (loss)		(278,907)
Member's contributions		320,202
Balance at December 31, 2021	$	67,731

The accompanying notes are an integral part of these financial statements.

4

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows used in operating activities:		
Net (loss)	$	(278,907)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Non-cash expenses		260,202
Changes in operating assets and liabilities:		
Increase in accounts receivable		(15,000)
Decrease in accounts receivable from parent company		8,375
Decrease in prepaid expenses		371
Increase in accounts payable and accrued expenses		316
Decrease in accounts payable to affiliated company		(141,667)
Total adjustments		112,597
Net cash used in operating activities		(166,310)
Cash flows from financing activities:		
Member's contributions		60,000
Net cash provided by financing activities		60,000
Net decrease in cash		(106,310)
Cash at beginning of the year		159,075
Cash at end of the year	$	52,765

Supplemental Disclosure of Cash Flow Information

Non-cash contributions	$	260,202

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

KSG Advisors, LLC (the "Company") (Formerly known as Star America Capital Advisors, LLC) was organized as a Limited Liability Company on September 23, 2011, in the state of New York and was a wholly owned subsidiary of Cardinal Group Holdings, LLC (FKA Star America Group Holdings, LLC), ("CGH"). On December 14, 2021, CGH sold its interest in the Company to Keystone Global Holdings, LLC (the "Parent") and the Company became a wholly owned subsidiary of the Parent. The company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on April 9, 2012, the Central Registration Depository ("CRD") membership effective date. The Company earns fees from advisory services including merger and acquisitions, restructurings, valuations, and capital raising services for clients. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

The Company's members are committed to provide required working capital to the Company in the future to sustain current operations and ensure the Company is in compliance with the minimum net capital requirements.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Accounting Basis</u>
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when the performance obligations are satisfied and expenses realized when the obligation is incurred.

<u>Accounts Receivable</u>
The Company extends unsecured credit to its customers in the normal course of business. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations.   Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amounts of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2021, the Company had no allowance for potential non-collection.

<u>Cash and Cash Equivalents</u>
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

<u>Revenue Recognition</u>
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition when the performance obligations have been satisfied. As of December 31, 2021, all fees recognized were for financial and banking advisory services provided.

<u>Fair Values of Financial Instruments</u>
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The Company identified no fees receivable as impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes

The Company is a New York single member LLC and is considered a disregarded entity for federal and state income tax purposes and is therefore required to be treated as a division of another entity. The Company is not subject to income taxes in any jurisdiction. Its member is responsible for the tax liability, if any, related to the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. NET CAPITAL

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1, in the first year of membership, and 15 to 1 thereafter.

As of December 31, 2021, the Company had net capital of $51,565, which was $46,565 in excess of FINRA minimum net capital requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1 as of December 31, 2021.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

4. CONCENTRATION OF CUSTOMER REVENUE

For the year ended December 31, 2021, one customer accounted for 100% of the Company's revenue.

5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain expenses, such as occupancy, supplies, equipment and salaries, on behalf of the Company for which the Parent is reimbursed or makes an allowance for treatment of such funds as non-cash capital contribution. These expenses are allocated to the company in accordance to the Agreement and the apportionment is based on reasonable allocation agreed by the parties. As of December 31, 2021, the Company allocated $268,577 in shared expenses. The Parent made a non cash forgiveness in shared expenses and a cash contribution in the amount of $60,000. Though the Company incurred a net loss for the year ended December 31, 2021, the Company's members have provided capital in prior years and are committed to continue providing the required working capital and forgive the allocated shared expenses to the Company, if and as needed, in the future.

6. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

7. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

Lease Commitments
The Parent had subleased its corporate office facility from Marino Family L.P. The rent expense for the period January 1, 2021 through August 31, 2021 was $24,000. Marino Family L.P. made a concession for rent during the period of September 1, 2021 through December 31, 2021.

8. COVID-19

During the fiscal year of 2021, Coronavirus Disease (COVID-19) has continued to create major disruptions to the economy. The financial impacts to the Company have resulted in significantly reduced revenues. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

9. SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2021, and the auditor's report date, when the financial statements were issued. All subsequent events requiring recognition as of the auditor's report date, have been incorporated into these financial statements herein.

KSG ADVISORS, LLC
(FORMERLY KNOWN AS STAR AMERICA CAPITAL ADVISORS, LLC)
SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2021

SCHEDULE I

KSG ADVISORS, LLC
(FORMERLY KNOWN AS STAR AMERICA CAPITAL ADVISORS, LLC)

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Aggregate Indebtedness		
Accounts payable and accrued expenses	$	1,200
Total Aggregate indebtedness	$	1,200
Total Member's Equity	$	67,731
Adjustments to Net Capital		
Accounts receivable	(15,000)	
Prepaid expenses	(1,166)	
Total Adjustments to Net Capital		(16,166)
Net Capital, as defined	$	51,565
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)		80
(b) Minimum net capital required of broker dealer	$	5,000
Net Capital Requirement (Greater of (a) or (b))	$	5,000
Net Capital in Excess of Requirement	$	46,565
Net Capital less greater of 10% of A.I. or	$	45,565
120% of Net Capital Requirement		
Ratio of Aggregate Indebtedness to Net Capital		.02 to 1
Reconciliation with the Company's computation of net capital:		
Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report	$	51,565
Net audit adjustments		-
Increase in non-allowable and haircuts		-
Net capital per above	$	51,565

There are no material differences between the computation of net capital presented
above and the computation of net capital in the Company's unaudited Form X-17A-5,
Part IIA filing as of December 31, 2021.

KSG ADVISORS, LLC
(FORMERLY KNOWN AS STAR AMERICA CAPITAL ADVISORS, LLC)
EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

KSG Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

(3)   The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

I, Mara Johnston, affirm that, to my best knowledge and belief, this Exemption Report is true and correct, without exception.

Signature: _____

Mara Johnston, Chief Executive Officer



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
KSG Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) KSG Advisors, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts throughout the most recent fiscal year. The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC

New York, NY

February 22, 2022